Exhibit 99.17

PRESS RELEASE

TotalEnergies and EDF Sign a Long-Term Partnership to Secure Low-Carbon Electricity Supply for TotalEnergies’ Refining & Chemicals Sites in France

Paris, March 27, 2026 – Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies, and Bernard Fontana, Chairman and Chief Executive Officer of the EDF Group, today signed a Nuclear Production Allocation Contract (Contrat d’Allocation de Production Nucléaire – CAPN) for a duration of 12 years, starting on January 1, 2028.

Under this agreement, EDF will allocate to TotalEnergies a share of the output of its operating nuclear fleet. This allocation will enable TotalEnergies to cover around 60% of the electricity needs of its refining and chemicals sites in France, estimated at 400 MW.

This contract will allow TotalEnergies to benefit from the competitiveness of nuclear power generation, while enabling EDF to share the risks and costs associated with the variability of this production. EDF will remain solely responsible for the operation of its assets.

Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies, said: “I am delighted with this win-win agreement, the result of constructive dialogue with EDF, which will enable our electricity-intensive industrial sites in France to secure, over the long term, a significant share of their electricity supply with competitive low-carbon power.”

Bernard Fontana, Chairman and Chief Executive Officer of the EDF Group, added: “I welcome this agreement with TotalEnergies, in the service of energy and industrial sovereignty. By guaranteeing the refining and chemicals activities concerned access to competitive, sovereign and low-carbon electricity, EDF provides them with the long-term visibility they need to ensure their sustainability.”

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About EDF

A major player in the energy transition, the EDF Group is an integrated energy company operating across the entire value chain: generation, distribution, trading, energy sales and energy services. As the world’s leading low-carbon electricity producer, with 515 TWh of low-carbon generation, 95% decarbonized, and a carbon intensity of 26.5 gCO2/kWh in 2025, the Group has developed a diversified generation mix primarily based on nuclear and renewable energies (including hydropower), and is investing in new technologies to support the energy transition. EDF’s purpose is to build a CO₂-neutral energy future, reconciling environmental preservation, well-being and development, through electricity and innovative solutions and services. The Group supplies energy and services to around 41 million customers¹ and reported revenues of €113.3 billion in 2025.

¹The customer portfolio consists of electricity, gas and recurring services contracts.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).